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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 3)
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            CROSSROADS SYSTEMS, INC.
         (Name of Subject Company (Issuer, and Filing Person (Offeror))
                                   ----------
      Certain Options to Purchase Common Stock, Par Value $0.001 Per Share,
                         (Title of Class of Securities)
                                   ----------
                                   22765 10 0
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                                   ----------
                                 Brian R. Smith
                      President and Chief Executive Officer
                            CROSSROADS SYSTEMS, INC.
                           8300 North MoPac Expressway
                               Austin, Texas 78759
                            Telephone: (512) 349-0300
                            Facsimile: (512) 928-7199

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                                J. Matthew Lyons
                                 Ted A. Gilman
                             Andrews & Kurth L.L.P.
                         111 Congress Ave., Suite 1700
                              Austin, Texas 78701
                           Telephone: (512) 320-9200
                           Facsimile: (512) 320-9292

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]



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         The filing of this Amendment No. 3 to Schedule TO shall not be construed as an admission by Crossroads Systems, Inc. that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (The "Schedule TO") filed on January 13, 2003, as amended, and reports the final results of our offer to exchange options to purchase shares of our common stock, par value $0.001 per share, held by eligible employees and non-employee members of the board of directors on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Options for New Option Grants, dated February 3, 2003, and the related Letter of Transmittal.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The Offer made pursuant to the Schedule TO expired at 11:59 p.m. Central Time, Monday, February 10, 2003. Pursuant to the terms and conditions of the Offer, Crossroads accepted for cancellation and exchange Eligible Option Grants to purchase 496,806 shares of common stock of Crossroads. Approximately 10.7% of the Eligible Option Grants were tendered in the Offer. Pursuant to the terms and conditions of the Offer, Crossroads will issue new option grants to purchase an aggregate of approximately 124,709 shares of common stock of Crossroads in exchange for the Eligible Option Grants that were accepted for cancellation and exchange in the Offer. Pursuant to the terms of and conditions of the Offer, the new option grants will be issued on or promptly after August 12, 2003.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                                          CROSSROADS SYSTEMS, INC.


                                          /s/  Brian R. Smith
                                          -------------------------------------
                                          Brian R. Smith
                                          President and Chief Executive Officer

Date: February 19, 2003





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